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                          June 30, 2023

       Tito Lima
       Chief Financial Officer
       CNB Financial Corporation
       1 South Second Street,
       P.O. Box 42,
       Clearfield, PA 16830

                                                        Re: CNB Financial
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed on June 20,
2023
                                                            File No. 333-272781

       Dear Tito Lima:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Richard Schaberg